Mail Stop 3561

April 18, 2006

<u>By Facsimile and U.S. Mail</u>

Mr. Geoffrey P. Jurick
Chairman of the Board, Chief
 Executive Officer and President
Emerson Radio Corp.
Nine Entin Road
Parsippany, NJ 07054

  Re: Emerson Radio Corp.
    Form 10-K for Fiscal Year Ended March 31, 2005
    Filed June 29, 2005
    File No. 1-07731

Dear Mr. Jurick:

  We have reviewed your response dated April 11, 2006 to our comment letter dated February 24, 2006 and have the following additional comments. Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please provide, in writing, a statement from the company acknowledging that the company is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. See our letter dated February 24, 2006.

Consolidated Balance Sheets, page 54

2.   We note your response to comment 4 in our letter dated February 24, 2006. Please tell us your basis in U.S. GAAP that supports presenting legally restricted cash deposits, held by a foreign bank and not to be used for general business purposes, as unrestricted cash and cash equivalents. Describe the restrictions citing the relevant sections to the credit agreement and reference its location in your exhibit index, as applicable. If further consideration leads you to conclude that compensating balances are restricted current assets, or non-current assets, please revise your balance sheets and statements of cash flows in future filings to recharacterize the amounts accordingly. Also, include in your response a revised and expanded disclosure that states compensating amounts are legally restricted from general business purposes and include all relative terms of the agreement that assure future credit availability. In your response, please show us what your revised disclosure will look like.

Note 1 – Significant Accounting Policies, page 57
Concentrations of Credit Risk, page 58

3.   We note your response to comment 6 in our letter dated February 24, 2006. Please advise or revise your future filings to include Schedule II and separately list the additions, deductions and end balances for the trade receivables allowance, chargeback reserves and sales returns allowance, as required by Rule 5-04(a)(2) of Regulation S-X. In your response please show us what your revised disclosures will look like.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341 or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief